UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

19248U 105

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 2 OF 7 PAGES

1	NAME OF REPORTING PERSON Daniel G. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 358,811
	8	SHARED VOTING POWER 50,400
	9	SOLE DISPOSITIVE POWER 352,094
	10	SHARED DISPOSITIVE POWER 50,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 409,211
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 3 OF 7 PAGES

This Amendment No. 1 to Schedule 13D is filed to amend Items 2, 4, 5, 6 and 7 of the Schedule 13D filed with the Securities and Exchange Commission on June 12, 2009 to reflect changes resulting from the completion of the merger of Alesco Financial Holdings, LLC, a wholly owned subsidiary of Cohen & Company Inc. (the “Issuer”, formerly known as Alesco Financial Inc.), with and into Cohen Brothers, LLC (“Cohen Brothers”), with Cohen Brothers as the surviving entity (the “Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated as of February 20, 2009 and amended on June 1, 2009, August 20, 2009 and September 30, 2009, by and among the Issuer, Alesco Financial Holdings, LLC and Cohen Brothers (the “Merger Agreement”). Immediately prior to the completion of the Business Combination, the Issuer completed a 1-for-10 reverse stock split of its shares of common stock, par value $0.001 per share (“Common Stock”).

Item 2.	Identity and Background.

This Item 2 is being supplemented to reflect that following the Business Combination Mr. Cohen serves as the Chairman of the Board, Chief Executive Officer and Chief Investment Officer of the Issuer, and the Chairman of the Board of Managers and Chief Executive Officer of Cohen Brothers.

Item 4.	Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(j) Mr. Cohen currently holds the shares of Common Stock set forth on this Schedule 13D for investment purposes. Mr. Cohen intends from time to time to review his ownership position in the Issuer and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock or other securities of the Issuer, dispose of shares of Common Stock or other securities of the Issuer (whether pursuant to a registered offering or otherwise), or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

Mr. Cohen and Cohen Brothers are parties to an Equity Plan Funding Agreement whereby Mr. Cohen is required to transfer to: (a) Cohen Brothers the number of Cohen membership units equal to the number of Cohen membership units to be issued by Cohen Brothers to the participants in the Cohen Brothers, LLC 2009 Equity Award Plan (the “2009 Equity Award Plan”) in connection with vesting of a Cohen Brothers restricted unit issued under the 2009 Equity Award Plan, or (b) the Issuer the number of shares of Common Stock equal to the number of Cohen Brothers membership units to be issued by Cohen Brothers to the participants in the 2009 Equity Award Plan in connection with the vesting of a Cohen Brothers restricted unit. The maximum number of Cohen Brothers membership units and/or shares of Common Stock, in the aggregate, that Mr. Cohen is obligated to transfer is 1,721,160. The Equity Funding Plan Agreement is filed herewith as Exhibit 1, and the description of the Equity Funding Plan Agreement contained herein is qualified in its entirety by reference to such Exhibit 1, which is incorporated herein by reference.

In connection with the Business Combination, the Issuer created two new series of preferred stock: Series A Voting Convertible Preferred Stock (“Series A Preferred Stock”), and Series B Voting Non-Convertible Preferred Stock (“Series B Preferred Stock”). The articles supplementary setting forth the terms of the Series A Preferred Stock and the Series B Preferred Stock are filed herewith as Exhibit 2 and Exhibit 3, respectively, and the description of the Series A Preferred Stock and the Series B Preferred Stock contained herein is qualified in its entirety by reference to such Exhibit 2 and Exhibit 3, respectively, which is incorporated herein by reference. Pursuant to the Merger Agreement, one share of Series A Preferred Stock was issued to an entity wholly owned by Mr. Cohen that entitles Mr. Cohen through such entity to elect a number equal to at least one-third (but less than a majority) of the total number of

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 4 OF 7 PAGES

directors on the Issuer’s Board of Directors but carry no economic rights. Beginning on October 1, 2010, Mr. Cohen may convert the one share of Series A Preferred Stock into 4,983,557 shares of Series B Preferred Stock which carry no economic rights but will entitle Mr. Cohen to vote with holders of Common Stock on all matters presented to them, on the basis of one vote per share of Series B Preferred Stock. The share of Series A Preferred Stock or the shares of Series B Preferred Stock, as applicable, will be automatically redeemed for par value on December 31, 2012.

Other than as listed above, Mr. Cohen has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used herein in the table below and elsewhere in this amendment are based on 10,343,345 shares of Common Stock outstanding, which represents the number of shares of Common Stock provided by the Issuer to Mr. Cohen for purposes of this amendment.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Sole Dispositive Power	Number of Shares of Common Stock with Shared Voting and Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Daniel G. Cohen	358,811	(1)	352,094	50,400	(2)	409,211	(1)(2)	4.0%

(1)	Includes 6,718 restricted shares of Common Stock that have yet to vest under the Issuer’s equity incentive plan; 2,051 of such restricted shares of Common Stock will vest on January 31, 2010 and 4,667 of such restricted shares of Common Stock will vest in installments of 2,333 shares on January 31, 2010 and of 2,334 shares on April 30, 2010. 3,250 shares of Common Stock are pledged by Mr. Cohen as security.
(2)	Includes 50,400 shares of Common Stock held by Cohen Brothers, which Mr. Cohen may be deemed to control. Mr. Cohen disclaims any interest in the 50,400 shares beyond his pecuniary interest therein. The Board of Managers of Cohen Brothers is comprised of Mr. Cohen, Christopher Ricciardi, and Joseph J. Pooler, Jr. Mr. Cohen may be deemed to share voting or dispositive power with Mr. Ricciardi and Mr. Pooler. Mr. Ricciardi, a U.S. citizen, is President of the Issuer and Chief Executive Officer of Cohen & Company Securities, LLC, a subsidiary of the Issuer, and has a business address at 135 East 57th Street, 21st Floor, New York, New York 10022. Mr. Pooler, a U.S. citizen, is the Chief Financial Officer of the Issuer and Cohen Brothers and has a business address at Cira Centre, 2929 Arch Street, 17th Floor, Philadelphia, Pennsylvania 19104-2870. During the last five years, Messrs. Ricciardi and Pooler have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(c) There have been no transactions by Mr. Cohen in shares of Common Stock during the last 60 days.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 5 OF 7 PAGES

(d) Not applicable.

(e) As a result of the completion of the Business Combination on December 16, 2009, Mr. Cohen ceased to be subject to beneficial ownership filing requirements under Section 13 of the Act as his beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of the Business Combination, Cohen Brothers is a majority owned subsidiary of the Issuer. Mr. Cohen, through a wholly owned limited liability company, owns 4,983,557 Cohen Brothers membership units (the “DGC Cohen Units”). As a result of the Business Combination and in accordance with the Cohen Brothers, LLC Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”), Mr. Cohen will have the right, after December 31, 2012, to require that Cohen Brothers redeem all or a portion of the DGC Cohen Units in exchange for cash, provided that the Issuer may, in its sole discretion, deliver shares of Common Stock to the to satisfy Cohen Brothers redemption obligation. The Operating Agreement is filed herewith as Exhibit 4, and the description of the Operating Agreement contained herein is qualified in its entirety by reference to such Exhibit 4, which is incorporated herein by reference. The exchange ratio applicable to a redemption is currently one-to-one, but is subject to change upon the occurrence of: (a) the issuance of additional Common Stock as a dividend or other distribution on outstanding Common Stock, (b) a subdivision of outstanding Common Stock into a greater number of Common Stock, or (c) a combination of outstanding Common Stock into a smaller number of Common Stock.

The amount of cash Mr. Cohen will be entitled to receive in connection with a cash redemption of the DGC Cohen Units will be equal to: (a) the number of DGC Cohen Units tendered for redemption by Mr. Cohen, multiplied by (b) the exchange ratio, multiplied by (c) the value of a share of Common Stock at the time of redemption. The number of shares of Common Stock that Mr. Cohen may, in the Issuer’s sole discretion, receive in lieu of cash in connection with a redemption will equal (a) the number of DGC Cohen Units tendered for redemption by Mr. Cohen, multiplied by (b) the exchange ratio.

In addition, the information in Item 4 is incorporated by reference herein.

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 6 OF 7 PAGES

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Equity Plan Funding Agreement by and among Daniel C. Cohen and Cohen Brothers, LLC (incorporated by reference to Exhibit 10.28 to the Issuer’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on August 20, 2009.

2	Alesco Financial Inc. Articles Supplementary Series A Voting Convertible Preferred Stock (incorporated by reference to Exhibits 3.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

3	Alesco Financial Inc. Articles Supplementary Series B Voting Non-Convertible Preferred Stock (incorporated by reference to Exhibits 3.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

4	Cohen Brothers, LLC Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 17, 2009).

CUSIP NO. 19248U 105	SCHEDULE 13D	PAGE 7 OF 7 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2009

/S/ DANIEL G. COHEN
Daniel G. Cohen